UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Antares Pharma, Inc.

(Name of Subject Company (Issuer))

ATLAS MERGER SUB, INC.

HALOZYME THERAPEUTICS, INC.

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

036642106

(Cusip Number of Class of Securities)

Mark Snyder

Senior Vice President, General Counsel and Corporate Secretary

Halozyme Therapeutics, Inc.

11388 Sorrento Valley Road

San Diego, California 92121

Telephone: (858) 794-8889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Atlas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Halozyme Therapeutics, Inc., a Delaware corporation (“Parent”), and Parent on April 26, 2022 (together with any subsequent amendments or supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of Antares Pharma, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.60 per Share (the “Offer Price”) net to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, on the terms and subject to the conditions set forth in the Offer to Purchase, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information contained in the Offer to Purchase, including Schedule I thereto, and in the Letter of Transmittal, is hereby expressly incorporated in the Schedule TO by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled at one minute following 11:59 p.m., Eastern Time, on May 23, 2022 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by the Depositary that, as of the Expiration Time, a total of 139,371,158 Shares had been validly tendered into and not validly withdrawn pursuant to the Offer, which represented approximately 81.56% of the aggregate number of Shares then outstanding. Accordingly, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser has irrevocably accepted for payment, and has stated it will promptly (and, in any event, within three business days) pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of the Company through the Merger, as promptly as practicable and without a meeting of stockholders of the Company. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any withholding of taxes required by applicable legal requirements, other than Shares (i) held by the Company (or in the Company’s treasury), Parent, or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser), or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (ii) irrevocably accepted by Purchaser for purchase in the Offer.

Following the Merger, the Shares will no longer be listed and will cease to trade on the NASDAQ Capital Market. Parent and the Company intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 24, 2022

Atlas Merger Sub, Inc.

By:	/s/ Nicole LaBrosse
Name: Nicole LaBrosse
Title: Treasurer

Halozyme Therapeutics, Inc.

By:	/s/ Nicole LaBrosse
Name: Nicole LaBrosse
Title: Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 26, 2022.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, as published in The Wall Street Journal, dated April 26, 2022.*

(a)(5)(A)	Email to employees of Antares Pharma, Inc., dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(B)	Email to employees of Halozyme Therapeutics, Inc., dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(C)	Halozyme Therapeutics, Inc. employee FAQs, dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(D)	Letter to partners of Halozyme Therapeutics, Inc., dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(E)	Halozyme Therapeutics, Inc. infographic, published on April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(F)	Social media posts (Twitter and LinkedIn) of Halozyme Therapeutics, Inc., dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(F) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(G)	Transcript of conference call of Halozyme Therapeutics, Inc., held on April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(G) to the Schedule TO-C filed by Parent with the SEC on April 14, 2022).

(a)(5)(H)	Joint press release of Halozyme Therapeutics, Inc. and Antares Pharma, Inc., dated as of April 13, 2022 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(I)	Investor Presentation of Halozyme Therapeutics, Inc., dated as of April 13, 2022 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(J)	Press Release of Halozyme Therapeutics, Inc., dated as of April 26, 2022.*

(a)(5)(K)	Press Release of Halozyme Therapeutics, Inc., dated as of May 12, 2022, related to clearance under the HSR Act.*

(b)(1)	Commitment Letter, dated as of April 12, 2022, by and among Halozyme Therapeutics, Inc., BofA Securities, Inc. and Bank of America N.A.*

(b)(2)	Amended and Restated Commitment Letter, dated as of April 28, 2022, by and among Halozyme Therapeutics, Inc., BofA Securities, Inc., Bank of America N.A, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC.*

(d)(1)	Agreement and Plan of Merger, dated as of April 12, 2022, by and among Halozyme Therapeutics, Inc., Atlas Merger Sub, Inc. and Antares Pharma, Inc. (incorporated herein by reference to Exhibit 2.1 to Halozyme Therapeutics, Inc.’s Form 8-K (File No. 001-32335), filed with the SEC on April 13, 2022).

(d)(2)	Confidentiality Agreement, dated as of February 18, 2022, by and between Halozyme Therapeutics, Inc. and Antares Pharma, Inc.*

(d)(3)	Exclusivity Agreement, dated as of March 17, 2022, by and between Halozyme Therapeutics, Inc. and Antares Pharma, Inc.*

(g)	Not applicable.

(h)	Not applicable.

107	Fee Filing Table.*

*	Previously filed.